Securities and Exchange Commission

washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	May	2019
Commission File Number	001-36458
Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 - 13562 Maycrest Way Richmond, British Columbia, Canada, V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

Document 1	News Release dated May 23, 2019 - New Tiara and Reducer Data Presented in Several Presentations at the EuroPCR 2019 Conference in Paris

DOCUMENT 1

New Tiara and Reducer Data Presented in Several Presentations at the EuroPCR 2019 Conference in Paris

NASDAQ, TSX: NVCN

VANCOUVER, May 23, 2019 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ: NVCN)(TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies and in the development of minimally invasive devices for the treatment of refractory angina, today announced that new data for its Tiara™ ("Tiara") transcatheter mitral valve replacement device and Neovasc Reducer™ ("Reducer") device for the treatment of refractory angina were presented in several presentations at the EuroPCR 2019 Conference held this week in Paris, France.

Reducer
Several clinical research results were presented including; statistically significant increase in both the myocardial perfusion reserve index using stress MRI testing and a statistically significant improvement in left ventricular ejection fraction in a 19-patient study; a case report of the successful retrieval of a dislodged Reducer; a successful Reducer implantation leading to an angina symptoms free outcome for the patient; and a 19-patient study with a statistically significant increase in the six minute walk test four months after Reducer implantation, an improvement of the Canadian Cardiovascular Society classification in 84% of the patients, and a suggestion that coronary sinus size may play a role in the success rate.

Neovasc also sponsored a successful, interactive, Reducer Symposium, titled: "A proven evidence-based therapy when angina persists", with the following agenda and presenters:

  Session objectives, S. Verheye
  How much do we listen to our patients with Angina?  I. Ajmi
  The role of Reducer therapy in the treatment of CTO patients, J. Hill
  The challenge of microvascular angina, J. Escaned
  Robust clinical evidence from FIM to 2019, F. Giannini
  Session evaluation and key learnings, S. Banai

Tiara
Dr. Lenard Conradi delivered a presentation entitled: "Innovative design of a transcatheter transapical mitral valve and update on Tiara I and Tiara II clinical data" as part of the main session: "Early trials and First-in-Man in Mitral valve replacement". Dr. Conradi presented the latest clinical results of the Tiara I and II clinical studies. For more detailed information and references, we refer to the EuroPCR publications. Following the session Dr. Conradi stated "especially since the Trans-Apical Tiara is one of the earliest mitral valve platforms, it is remarkable that its procedural safety profile is excellent, with no procedural mortality in a high-risk patient population. Also, in this early stage and compared to other devices, the delivery catheter is remarkably ergonomic and user-friendly."

"The new data reported at this year's EuroPCR for our Reducer provides us with exciting insights into the positive impact that the device has on treating refractory angina pain and other symptoms they might suffer from. Considering this patient population has limited therapeutic options, and suffer a serious impact on their quality of life, the more information we can provide treating cardiologists on the benefits of the Reducer, the more likely it is that this therapy will become a new standard of care for the treatment of refractory angina around the world.

On the Tiara side, we also had an interactive and productive Tiara II meeting with our clinical investigators and a core-lab representative, plus we demonstrated our new transfemoral, trans-septal Tiara system in closed door sessions to invited interventional cardiologists and surgeons, with many lively discussions and positive and encouraging feedback. All in all, a very productive and exciting EuroPCR conference for Neovasc this year" commented Fred Colen, Neovasc's President and Chief Executive Officer.

About EuroPCR 2019
EuroPCR 2019 is the world-leading course in interventional cardiovascular medicine and the official annual meeting of the European Association of Percutaneous Cardiovascular Interventions ("EAPCI"), which is taking place from 21 to 24 May 2019 at the Palais des Congres in Paris, France. The detailed Course Programme is available on: https://www.pcronline.com/Courses/EuroPCR. The mission of PCR is to serve the needs of each individual patient by helping the cardiovascular community to share knowledge, experience and practice. PCR offers a large range of many other educational meetings and resources for the continuing education of the interventional cardiovascular community. These include major annual courses across the globe, e-Learning with high-profile PCR webinars, courses specifically dedicated to valvular heart disease, tailor-made PCR Seminars on specific topics, online resources and medical publications such as EuroIntervention, the official journal of the EAPCI.

About Tiara
Tiara is a self-expanding mitral bioprosthesis specifically designed to treat mitral valve regurgitation ("MR") by replacing the diseased valve. Conventional surgical treatments are only appropriate for about half of MR patients, who number an estimated four million in the U.S. with a similar number of patients affected throughout Europe. Tiara is implanted in the heart using a minimally invasive, transapical transcatheter approach without the need for open-heart surgery or use of a cardiac bypass machine.

The Tiara valve is currently being evaluated in two ongoing clinical trials: TIARA-I—an early feasibility trial in the United States, Canada, and Belgium; and TIARA-II—a European Conformite Europeenne Mark Trial in Germany, Italy, Spain, and the United Kingdom. In addition, patients have also been treated under compassionate programs in Canada, Italy, Germany, Israel, and Switzerland.

About Reducer
The Reducer is CE-marked in the European Union for the treatment of refractory angina, a painful and debilitating condition that occurs when the coronary arteries deliver an inadequate supply of blood to the heart muscle, despite treatment with standard revascularization or cardiac drug therapies. It affects millions of patients worldwide, who typically lead severely restricted lives as a result of their disabling symptoms, and its incidence is growing. The Reducer provides relief of angina symptoms by altering blood flow in the heart's circulatory system, thereby increasing the perfusion of oxygenated blood to ischemic areas of the heart muscle. Placement of the Reducer is performed using a minimally invasive transvenous procedure that is similar to implanting a coronary stent and is completed in approximately 20 minutes.

While the Reducer is not approved for commercial use in the USA, the U.S. Food and Drug Administration ("FDA") granted Breakthrough Device designation to the Neovasc Reducer in October 2018. This designation is granted by the FDA in order to expedite the development and review of a device that demonstrates compelling potential to provide a more effective treatment or diagnosis for life-threatening or irreversibly debilitating diseases.  In addition, there must be no FDA approved treatments presently available, or the technology must offer significant advantages over existing approved alternatives.

Refractory angina, resulting in continued symptoms despite maximal medical therapy and without revascularization options, is estimated to affect 600,000 to 1.8 million Americans, with 50,000 to 100,000 new cases per year.1

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and the Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada and Europe. For more information, visit: www.neovasc.com.

Forward-Looking Statement Disclaimer
Certain statements in this news release contain forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Forward-looking statements may involve, but are not limited to, beliefs and expectations relating to the future performance and/or success of the Reducer and the Tiara, including statements about the Reducer potentially becoming a new standard of care for the treatment of refractory angina around the world, the FDA's review of the Reducer and the Tiara's safety profile, statements regarding the growing incidence of refractory angina and the growing cardiovascular marketplace. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the substantial doubt about the Company's ability to continue as a going concern; risks relating to the senior secured convertible notes (the "Notes") issued pursuant to the 2017 private placement (the "2017 Financing"), resulting in significant dilution to the Company's shareholders; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding; risks relating to cashless exercise and adjustment provisions in the Notes issued pursuant to the 2017 Financing, which could make it more difficult and expensive for the Company to raise additional capital in the future and result in further dilution to investors; risks relating to the sale of a significant number of common shares of the Company; risks relating to the conversion of Notes issued pursuant to the 2017 Financing, which may encourage short sales by third parties; risks relating to the possibility that the common shares of the Company may be delisted from the Nasdaq Capital Market or the Toronto Stock Exchange, which could affect their market price and liquidity; risks relating to the Company's conclusion that it did not have effective internal control over financial reporting as at December 31, 2018; risks relating to the Company's common share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company's competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to the Company's ability to successfully enter into fundamental transactions as defined in the Notes issued pursuant to the 2017 Financings; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; and risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in the Management's Discussion and Analysis for the three months ended March 31, 2019 (copies of which may be obtained at www.sedar.com or www.sec.gov). The Company has no intention and undertakes no obligation to update or revise any forward-looking statements beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.

1T. J. Povsic, S. Broderick, K. J. Anstrom et al., "Predictors of long-term clinical endpoints in patients with refractory angina," Journal of the American Heart Association, vol. 4, no. 2, article e001287, 2015.

View original content:http://www.prnewswire.com/news-releases/new-tiara-and-reducer-data-presented-in-several-presentations-at-the-europcr-2019-conference-in-paris-300855923.html

SOURCE Neovasc Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2019/23/c3822.html

%CIK: 0001399708

For further information: Chris Clark, Chief Financial Officer, Neovasc Inc., 604 248-4138, cclark@neovasc.com; Jeremy Feffer, LifeSci Advisors, LLC, 212-915-2568, jeremy@lifesciadvisors.com

CO: Neovasc Inc.

CNW 09:17e 23-MAY-19

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)
Date:	May 23, 2019	By:	/s/ Chris Clark
Name: Chris Clark Title: Chief Financial Officer